UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment 1)*

Millenium Healthcare Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

60040L109
(CUSIP Number)

Dominick Sartorio

Millennium Healthcare Inc.

400 Garden City Plaza, Suite 440

Garden City, NY 11530

Tel. No.: (516) 628-5500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to (Company Counsel)—

Andrea Cataneo, Esq.

Sichenzia, Ross, Friedman Ference LLP

61 Broadway

New York, NY 10006

January 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040L109

(1) Names of reporting persons.

Anthony J. Kirincic

(2) Check the appropriate box if a member of a group (see instructions)

(a) [ ]        (b) [ ]

(3) SEC use only.

(4) Source of funds (see instructions).

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization.

United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 5,996,770

(8) Shared voting power:

(9) Sole dispositive power: 5,996,770

(10) Shared dispositive power:

(11) Aggregate amount beneficially owned by each reporting person.

Mr. Kirincic owns 5,996,770 common shares.

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). [ ]

(13) Percent of class represented by amount in Row (11).

4.65%

(14) Type of reporting person (see instructions).

IN

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Item 1. Security and Issuer.

On December 1, 2014 Mr. Anthony J. Kirincic filed a Schedule 13D to report ownership of 7,996,770 shares of Millenium Healthcare Inc. common stock.  This Amendment No. 1 is to report that Mr. Kirincic has sold a 2 million share block in a private transaction on January 26, 2015 which reduced his ownership to 5,996,770 shares of common stock, reducing his beneficial ownership of the Issuer below 5%.

The Issuer's principal executive offices are located at 400 Garden City Plaza, Suite 440, Garden City, NY 11530

Item 2. Identity and Background.

(a) The name of the Reporting Person is Anthony J. Kirincic.

(b) Business Address:

23 Villanova Lane

Dix Hills, NY 11746

(c) Principal Occupation:

Private Investor- Self-Employed

(d) N/A

(e) N/A

(f) Citizenship/Jurisdiction of Organization:

United States

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

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Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage

Anthony J. Kirincic	5,996,770 shares beneficially owned	4.65%

(b) N/A

(c) December 1, 2014, Mr. Kirincic converted certain Preferred E shares into common shares of the issuer without additional consideration. This transaction resulted in his ownership of more than 5% of the issuer's common shares.

(d) N/A

(e) January 26, 2015

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2015

/s/ Anthony J. Kirincic
Anthony J. Kirincic

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